FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: May 9, 2007

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment confirms the

Grand Opening of Crown Macau on May 12 as scheduled

New York, May 9, 2007 - Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market, confirmed that the Grand Opening of Crown Macau will take place as scheduled on May 12, 2007.

The original public opening date of May 9, 2007 has been moved to augment the opening festivities into one extraordinary event. Highlights will include a gala party for 1,700 invited guests featuring a live show produced by the internationally acclaimed Dragone Group, a spectacular fireworks display, and a chance for the first visitors to Crown Macau to win HK$3.8 million in prizes.

Lawrence Ho, Chief Executive Officer and Co-Chairman of the company, said: “We are very excited about the opening of Crown Macau. This is a major milestone for our company and is the culmination of over three years’ concerted effort and planning. I would like to extend a particular note of thanks for the hard work and dedication of the 4,000 Crown Macau employees.”

The Dragone show on May 12 will bring together more than 120 unique artists from around the world for an original one night only performance directed by Luc Petit. The company’s Artistic Director, Franco Dragone, is the creative talent behind some of the most successful shows on the Las Vegas Strip including O and Mystère by Cirque du Soleil, as well as Céline Dion’s A New Day… and Le Rêve.

MPEL’s decision to collaborate with Dragone to celebrate the opening of Crown Macau will act as a prelude to a permanent Dragone show in a purpose built performance venue at the City of Dreams, MPEL’s integrated casino resort and entertainment complex, the first phase of which is targeted to open in late 2008.

The gala party has been created by legendary New York event designer Robert Isabell, whose list of credits includes President Clinton’s inauguration and John F. Kennedy Jr’s wedding.

Crown Macau (www.crown-macau.com) comprises a 36-storey tower containing approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. MPEL’s development projects include Crown Macau, which will hold its Grand Opening on May 12, 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008. Its existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprises the largest non-casino based operations of electronic gaming machines in Macau. MPEL has also entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau peninsula. For more information about MPEL, please visit http://www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco PBL Entertainment may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco PBL Entertainment’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for the City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 (as may be updated by our annual report on Form 20-F) and other documents filed with the Securities and Exchange Commission. Melco PBL Entertainment does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 9, 2007, and Melco PBL Entertainment undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Betty Ho

Vice President - Corporate Finance

Tel: (852) 2598 3673

Email: bettyho@melco-pbl.com

Ann Mangold

Hill & Knowlton (New York)

Tel: 1 (212) 885 0518

Email: ann.mangold@hillandknowlton.com

Helen Lam

Hill & Knowlton (Hong Kong)

Tel : (852) 2894 6204

Email : helen.lam@hillandknowlton.com.hk